Bingham McCutchen LLP
355 South Grand Avenue
Los Angeles, CA 90071

VIA EDGAR

June 27, 2014

Securities and Exchange Commission
100 F Street, NE
 Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust–File No. 333-196361 (the "Registrant") on behalf of the Advisory Research MLP & Energy Infrastructure Fund

Ladies and Gentlemen:

This letter summarizes the comments provided to me as a representative of the Registrant by Anu Dubey of the staff of the Securities and Exchange Commission (the "Commission") by telephone on June 23, 2014, regarding the Registrant's registration statement on Form N-14 filed on May 29, 2014 (the "Registration Statement"), with respect to the proposed issuance of new Class I shares of the Advisory Research MLP & Energy Infrastructure Fund series of the Registrant (the "Fund") in exchange for the outstanding shares of the Fund.  Responses to all of the comments are included below and as appropriate will be reflected in Pre-Effective Amendment Number 2 to Registrant's Form N-14 Registration Statement (the "Amendment"), to be filed concurrently with this letter.

1.  The Commission staff believes the Registration Statement requires issuance of a tax opinion. See Section III(a)(1) and (2) of Staff Legal Bulletin 19, issued by the Commission's Division of Corporate Finance in 2011.

Response:  The Registrant agrees and has filed a form of tax opinion with the Amendment.  Tax counsel for the Registrant will issue the tax opinion at the closing of the Exchange.

2.  The sixth paragraph of the shareholder letter indicates that following the Exchange the current class of the Fund would be closed.  Specify that the current class will no longer exist after the Exchange.

Response:  The Registrant has made the requested revision.

3.  In the response to the question "How will the Exchange work?" in the "Questions and Answers" section, specify that the current class will no longer exist after the Exchange.

Response:  The Registrant has made the requested revision.

4.  In the response to the question "How will the proposed Exchange affect the fees and expenses I pay as a shareholder of the Fund?" in the "Questions and Answers" section, specify that the Advisor's expense cap agreement is contractual, and disclose whether the Fund's gross expenses will be higher after the Exchange.

Response:  The Registrant confirms that the gross annual expenses of the Fund will increase by approximately 0.06% of average daily net assets in connection with the Exchange because the Fund will pay blue sky registration fees, which will be required to offer Fund shares for sale, in all 50 states.  The Registrant has made the requested revisions.

5.  In the combined prospectus and proxy statement (the "Proxy Statement"), in the second paragraph under the headings "I. Proposal - To Approve the Plan of Exchange; A. Overview" clarify what is meant by "qualified persons" in the following sentence:

Pursuant to an exemption from registration under the Securities Act, shares of the Fund are currently offered only in private offerings to a limited number of qualified persons.

Response:  The Registrant has clarified the sentence to disclose that shares of the Fund are currently offered only in private offerings to a limited number of persons who are "accredited investors" as defined in the Securities Act of 1933.

6.  In the Proxy Statement, the third paragraph under the headings "I. Proposal - To Approve the Plan of Exchange; A. Overview" includes a statement that the Fund's advisory fees will remain the same after the Exchange.  Disclose whether any other fees are expected to increase after the Exchange, and if so, please add a table of pro forma fees and expenses after the Exchange.

Response:  The Registrant has added disclosure indicating that the gross annual expenses of the Fund will increase by approximately 0.06% of average daily net assets in connection with the Exchange because the Fund will pay blue sky registration fees, which will be required to offer Fund shares for sale, in all 50 states.  The Registrant has also added a table of pro forma fees and expenses after the Exchange on the next page, under the heading "B. Fee Table and Example."

7.  In the Proxy Statement, in the sixth paragraph under the headings "I. Proposal - To Approve the Plan of Exchange; A. Overview," please specify the Advisor's expense cap agreement is contractual.

Response:  The Registrant has made the requested revision.

8.  Please confirm the expense cap agreement is filed as an exhibit to the N-14.

Response:  The Registrant has filed the amended expense cap agreement as an exhibit to the Amendment.

9.  Please confirm that the effect of the expense cap is only reflected in the one-year expense calculation in the Example in the Proxy Statement, under the headings "I. Proposal - To Approve the Plan of Exchange; B. Fee Table and Example."

Response:  The Registrant so confirms.

10.  In the Proxy Statement under the headings "I. Proposal - To Approve the Plan of Exchange; C. Principal Risks of Investing," the disclosure regarding investment in derivatives refers to futures, options, swaps and forwards.  However, only futures and options are included in the disclosure regarding the principal strategies of the Fund.  If swaps and forwards are principal investments for the Fund, please revise the disclosure accordingly.

Response:  The Registrant confirms that of the types of derivatives listed, only options are a principal investment for the Fund, and the Registrant has revised the principal strategy and principal risk disclosures accordingly.

11.  In the "Portfolio Managers" section on page 17 of the Proxy Statement, please state that the Fund's two portfolio managers are jointly and primarily responsible for the Fund's portfolio management.

Response:  The Registrant has made the requested revision.

12.  The "Experts" section on page 20 of the Proxy Statement indicates that the Fund's financial statements are incorporated by reference into the Proxy Statement. Such incorporation by reference is not permissible pursuant to Rule 411(a) under the Securities Act of 1933.  However, the Statement of Additional Information (the "SAI") may incorporate the financial statements by reference, and this has been done. Therefore the disclosure in the Proxy Statement indicating that the Fund's financial statements are incorporated by reference into the Proxy Statement should be deleted.

Response:  The Registrant has made the requested revision.

13.  In Appendix C to the Proxy Statement the section "Buying Fund Shares" includes a statement that the Fund is intended for institutional-sized investors.  Please clarify why this statement is true.

Response:  The Registrant has revised the statement to indicate that in light of the Fund's high minimum investment requirement, the Fund is intended for institutional-sized investors.

14.  In Appendix C to the Proxy Statement, after the first sentence in the section "Exchange Privilege," add a sentence indicating that prospectuses are available for the other funds for which shares of the Fund may be exchanged.

Response:  The Registrant has made the requested revision.

15.  Foreign investments are not described as principal strategies in the Proxy Statement but they are described as such in the SAI. Please make the disclosures in the Proxy Statement and SAI with respect to foreign investments consistent.

Response:  The Registrant confirms that foreign investments are principal investments for the Fund and it has revised the Proxy Statement and SAI disclosures accordingly.

16.  Futures are described as principal strategies in the Proxy Statement but they are not described as such in the SAI. Please make the disclosures in the Proxy Statement and SAI with respect to futures consistent.

Response:  The Registrant confirms that futures are not principal investments for the Fund and it has revised the Proxy Statement and SAI disclosures accordingly.

17.  In the "Portfolio Turnover" section of the SAI please provide an explanation of the change in the Fund's portfolio turnover rates over the last two fiscal years.

Response:  The Registrant has made the requested revision.

************

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (714) 830-0679.  Thank you.

Sincerely,

/s/ Laurie A. Dee

Laurie A. Dee, Esq.
Bingham McCutchen LLP

4